Exhibit 99.2

                    Akumin Inc.

                             Condensed Consolidated Financial Statements

                             September 30, 2021

                             (Unaudited)

Akumin Inc.

Table of Contents

Page

Condensed Consolidated Financial Statements (Unaudited):

Condensed Consolidated Balance Sheets	1

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)	2

Condensed Consolidated Statements of Equity	3 – 4

Condensed Consolidated Statements of Cash Flows	5

Notes to Condensed Consolidated Financial Statements	6 – 42

 Akumin Inc.

 Condensed Consolidated Balance Sheets

 (Unaudited; in thousands of US dollars)

	September 30, 2021	(Restated-Note 4) December 31, 2020
ASSETS
Current assets:
Cash	$55,876	$44,396
Accounts receivable	135,208	62,259
Prepaid expenses	11,815	2,996
Other current assets	3,232	1,435

Total current assets	206,131	111,086
Property and equipment (note 6)	264,970	63,714
Operating lease right-of-use assets	212,300	127,062
Goodwill (note 7)	875,724	351,610
Other intangible assets (note 7)	367,039	6,748
Other assets	27,146	4,832

Total assets	$1,953,310	$665,052

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$127,016	$34,295
Current portion of long-term debt (note 9)	13,461	406
Current portion of obligations under finance leases (note 10)	6,966	3,265
Current portion of obligations under operating leases (note 10)	24,554	9,345
Earn-out liability (note 11)	-	4,689

Total current liabilities	171,997	52,000
Long-term debt, net of current portion (note 9)	1,167,957	389,580
Obligations under finance leases, net of current portion (note 10)	17,467	12,309
Obligations under operating leases, net of current portion (note 10)	200,123	122,954
Other liabilities	31,275	3,039

Total liabilities	1,588,819	579,882

Shareholders’ equity:
Common stock (no par value; unlimited authorized number of shares; 89,026,997 and 70,178,428 shares issued and outstanding as of September 30, 2021 and December 31, 2020, respectively)	240,426	160,965

Accumulated other comprehensive loss	(1)	-

Accumulated deficit	(91,703)	(80,133)

Total shareholders’ equity	148,722	80,832

Noncontrolling interest	215,769	4,338

Total equity	364,491	85,170

Total liabilities and equity	$1,953,310	$665,052

Approved by the Board of Directors

(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director

The accompanying notes are an integral part of these condensed consolidated financial statements.	(1)

 Akumin Inc.

 Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

 (Unaudited; in thousands of US dollars, except per share amounts)

	Three months ended September 30, 2021	(Restated-Note 4) Three months ended September 30, 2020	Nine months ended September 30, 2021	(Restated-Note 4) Nine months ended September 30, 2020

Revenues	$108,177	$63,213	$241,636	$178,747

Operating expenses:
Cost of operations, excluding depreciation and amortization	91,496	51,045	204,406	152,588
Depreciation and amortization	11,286	4,359	20,359	13,001
Stock-based compensation	785	568	1,997	1,726
Operational financial instruments revaluation and other losses (gains)	(68)	3,630	278	(4,482)

Total operating expenses	103,499	59,602	227,040	162,833

Income from operations	4,678	3,611	14,596	15,914

Other expense (income):
Interest expense	16,932	8,961	34,221	24,437
Acquisition-related costs	8,784	174	14,412	474
Settlement and related costs (recoveries)	(52)	1,611	(394)	2,491
Other financial instruments revaluation and other losses (gains)	(96)	(286)	(3,462)	4,189

Total other expense, net	25,568	10,460	44,777	31,591

Loss before income taxes	(20,890)	(6,849)	(30,181)	(15,677)
Income tax expense (benefit)	(22,070)	(473)	(21,999)	498

Net income (loss)	1,180	(6,376)	(8,182)	(16,175)
Less: Net income attributable to noncontrolling interest	2,517	835	3,388	1,876

Net loss attributable to common shareholders	$(1,337)	$(7,211)	$(11,570)	$(18,051)

Comprehensive income (loss), net of taxes:
Net income (loss)	$1,180	$(6,376)	$(8,182)	$(16,175)
Unrealized loss on hedging transactions, net of taxes	(8)	-	(8)	-
Reclassification adjustment for losses included in net loss, net of taxes	7	-	7	-

Comprehensive income (loss), net of taxes	1,179	(6,376)	(8,183)	(16,175)
Less: Comprehensive income attributable to noncontrolling interest	2,517	835	3,388	1,876

Comprehensive loss attributable to common shareholders	$(1,338)	$(7,211)	$(11,571)	$(18,051)

Net loss per share attributable to common shareholders:
Basic and Diluted	$(0.02)	$(0.10)	$(0.16)	$(0.26)

The accompanying notes are an integral part of these condensed consolidated financial statements.	(2)

Akumin Inc.

Condensed Consolidated Statements of Equity

(Unaudited; in thousands of US dollars)

				(Restated-Note 4)	(Restated-Note 4)	(Restated-Note 4)	(Restated-Note 4)
	Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	Amount

Balance, December 31, 2019	69,840,928	$158,881	$-	$(43,392)	$115,489	$3,500	$118,989
Net income (loss)	-	-	-	(18,051)	(18,051)	1,876	(16,175)
Issuance of common stock under stock-based awards	337,500	-	-	-	-	-	-
Stock-based compensation	-	1,726	-	-	1,726	-	1,726
Distributions to noncontrolling interests	-	-	-	-	-	(1,122)	(1,122)

Balance, September 30, 2020	70,178,428	$160,607	$-	$(61,443)	$99,164	$4,254	$103,418

	Common Stock		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	Amount
Balance, December 31, 2020 (Restated - Note 4)	70,178,428	$160,965	$-	$(80,133)	$80,832	$4,338	$85,170
Net income (loss)	-	-	-	(11,570)	(11,570)	3,388	(8,182)
Issuance of common stock:
Acquisition consideration	15,198,569	33,877	-	-	33,877	-	33,877
Other issuance	3,500,000	10,416	-	-	10,416	-	10,416
Warrants issued	-	33,096	-	-	33,096	-	33,096
Stock options exercised	150,000	75	-	-	75	-	75
Stock-based compensation	-	1,997	-	-	1,997	-	1,997
Other comprehensive loss	-	-	(1)	-	(1)	-	(1)
Acquisition of noncontrolling interest	-	-	-	-	-	212,210	212,210
Distributions to noncontrolling interests	-	-	-	-	-	(4,167)	(4,167)

Balance, September 30, 2021	89,026,997	$240,426	$(1)	$(91,703)	$148,722	$215,769	$364,491

The accompanying notes are an integral part of these condensed consolidated financial statements.	(3)

Akumin Inc.

Condensed Consolidated Statements of Equity

(Unaudited; in thousands of US dollars)

					(Restated-Note 4)	(Restated-Note 4)	(Restated-Note 4)	(Restated-Note 4)

	Common Stock		Accumulated Other Comprehensive Loss		Accumulated Deficit	Total Shareholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	Amount

Balance, June 30, 2020	70,178,428	$160,039	$-		$(54,232)	$105,807	$3,827	$109,634
Net income (loss)	-	-	-		(7,211)	(7,211)	835	(6,376)
Stock-based compensation	-	568	-		-	568	-	568
Distributions to noncontrolling interests	-	-	-		-	-	(408)	(408)

Balance, September 30, 2020	70,178,428	$160,607	$-		$(61,443)	$99,164	$4,254	$103,418

	Common Stock		Accumulated Other Comprehensive Loss		Accumulated Deficit	Total Shareholders’ Equity	Noncontrolling Interest	Total Equity
	Shares	Amount

Balance, June 30, 2021	71,303,427	$165,264	$-		$(90,366)	$74,898	$4,202	$79,100
Net income (loss)	-	-	-		(1,337)	(1,337)	2,517	1,180
Issuance of common stock:
Acquisition consideration	14,223,570	30,865	-		-	30,865	-	30,865
Other issuance	3,500,000	10,416	-		-	10,416	-	10,416
Warrants issued	-	33,096	-		-	33,096	-	33,096
Stock-based compensation	-	785	-		-	785	-	785
Other comprehensive loss	-	-		(1)	-	(1)	-	(1)
Acquisition of noncontrolling interest	-	-	-		-	-	212,210	212,210
Distributions to noncontrolling interests	-	-	-		-	-	(3,160)	(3,160)

Balance, September 30, 2021	89,026,997	$240,426		$(1)	$(91,703)	$148,722	$215,769	$364,491

The accompanying notes are an integral part of these condensed consolidated financial statements.	(4)

Akumin Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited; in thousands of US dollars)

	Nine months ended September 30, 2021	(Restated-Note 4) Nine months ended September 30, 2020
Operating activities:
Net loss	$(8,182)	$(16,175)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	20,359	13,001
Stock-based compensation	1,997	1,726
Amortization of deferred financing costs and accretion of discount on long-term debt	1,959	4,291
Financial instruments revaluation and related losses (gains)	(3,410)	(1,178)
Deferred income taxes	(22,731)	70
Other non-cash items	332	883
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	875	(2,154)
Prepaid expenses and other assets	1,865	1,005
Accounts payable and accrued liabilities	19,137	7,353
Operating lease liabilities and right-of-use assets	2,761	3,001
Other liabilities	(2,213)	-

Net cash provided by operating activities	12,749	11,823

Investing activities:
Purchases of property and equipment	(5,203)	(3,007)
Business acquisitions, net of cash acquired	(758,114)	(3,198)
Other investing activities	(4,563)	(464)

Net cash used in investing activities	(767,880)	(6,669)

Financing activities:
Proceeds on long-term debt	793,750	6,300
Principal payments on long-term debt	(2,697)	(2,778)
Principal payments on finance leases	(2,720)	(905)
Payment of debt issuance costs	(21,500)	(2,682)
Payment of earn-out liability	(4,689)	-
Proceeds from issuance of common stock	10,505	-
Payment of issuance costs for common stock and warrants	(1,871)	-
Distributions to noncontrolling interests	(4,167)	(1,122)

Net cash provided by (used in) financing activities	766,611	(1,187)

Increase in cash	11,480	3,967
Cash, beginning of period	44,396	23,389

Cash, end of period	$55,876	$27,356

Supplemental disclosure of cash flow information:
Interest paid	$17,372	$20,244
Income taxes paid	238	1,254

The accompanying notes are an integral part of these condensed consolidated financial statements.	(5)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

1	Description of the Company

Akumin Inc. (“Akumin” or the “Company”) and its subsidiaries provide services to U.S. hospitals, health systems and physician groups, with solutions addressing outsourced radiology and oncology service line needs. With the acquisition of Alliance HealthCare Services, Inc. (“Alliance,” see note 5), Akumin now provides fixed-site outpatient diagnostic imaging services through a network of more than 200 owned and/or operated imaging locations; and outpatient radiology and oncology services and solutions to approximately 1,000 hospitals and health systems across 46 states. Akumin’s imaging procedures include MRI, CT, positron emission tomography (PET and PET/CT), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures; Akumin’s cancer care services include a full suite of radiation therapy and related offerings.

The Company has a diverse mix of payers, including private, hospitals, managed care, capitated and government payers.

2	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 270, Interim Reporting and do not include all of the information and disclosures required by accounting principles generally accepted in the U.S. (“GAAP”). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ending December 31, 2021. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2020. Certain comparative information has been reclassified to conform to the current period presentation.

The condensed consolidated financial statements of the Company include the assets, liabilities, revenue and expenses of all subsidiaries over which the Company exercises control. All intercompany transactions and balances have been eliminated in consolidation. The Company records noncontrolling interest related to its consolidated subsidiaries that are not wholly owned. Investments in non-consolidated investees over which the Company exercises significant influence but does not control are accounted for under the equity method and are included in other assets in the condensed consolidated balance sheets.

3	New Accounting Standards

Recently Adopted Accounting Standards

ASU 2018-15, Intangibles – Goodwill and Other – Internal Use Software (Topic 350-40)

In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Topic 350-40). The ASU is intended to improve the recognition and measurement of financial instruments. The new guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or

(6)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for annual reporting periods beginning after December 15, 2020 and interim periods in annual reporting periods after December 15, 2021. The Company is considered an Emerging Growth Company as classified by the Securities and Exchange Commission (SEC), which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company adopted this standard during the three months ended June 30, 2021 and it did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards Not Yet Effective

ASU 2016-13, Financial Instruments – Credit Losses (Topic 326)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and related clarifying standards, which replaces the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to assess credit loss estimates. This ASU is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2022. The Company is considered an Emerging Growth Company as classified by the SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

ASU 2020-04, Financial Instruments – Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional expedients and exceptions for applying generally accepted accounting principles to certain contract modifications and hedging relationships that reference London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. For all entities, the guidance is effective upon issuance and generally can be applied through December 31, 2022. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

ASU 2021-01, Reference Rate Reform (Topic 848), Scope

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), Scope. This ASU clarifies the scope of Topic 848 so that derivatives affected by the discounting transition are explicitly eligible for certain option expedients and exceptions in Topic 848. The guidance is effective upon issuance and generally can be applied through December 31, 2022. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

(7)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

ASU 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)

In April 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt – Modifications and Extinguishments (Subtopic 470-50), Compensation – Stock Compensation (Topic 718), and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40). This guidance clarifies and reduces diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options due to a lack of explicit guidance in the FASB Codification. This ASU is effective for all entities for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805)

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, creating an exception to the recognition and measurement principles in ASC 805, Business Combinations. The amendments require an acquirer to use the guidance in ASC 606, Revenue from Contracts with Customers, rather than using fair value, when recognizing and measuring contract assets and contract liabilities related to customer contracts assumed in a business combination. In addition, the amendments clarify that all contracts requiring the recognition of assets and liabilities in accordance with the guidance in ASC 606, such as contract liabilities derived from the sale of nonfinancial assets within the scope of ASC 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets, fall within the scope of the amended guidance in ASC 805. The amendments do not affect the accounting for other assets or liabilities arising from revenue contracts with customers in a business combination, such as customer-related intangible assets and contract-based intangible assets, including off-market contract terms. This ASU is effective for public entities for fiscal years beginning after December 15, 2022 with early adoption permitted. For all other entities, this ASU is effective for fiscal years beginning after December 15, 2023. The Company is considered an Emerging Growth Company as classified by the SEC, which gives the Company relief in the timing of implementation of this standard by allowing the private company timing for adoption. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

4	Restatement of Financial Statements

Accounts Receivable

During the quarter ended June 30, 2021, in conjunction with performing its quarter-end review of accounts receivable and review of historical collection rates, Akumin identified issues in the recording of write-offs and cash collections on its accounts receivable and acquired accounts receivable balances impacting current and prior periods. During the review, the Company noted that estimates of historical implicit price concessions and expected collection rates were not reflective of the actual cash collections experience. Using additional historical data and enhanced reporting and analytics tools, management was able to more accurately estimate its historical implicit price concessions, which impacts the net realizable value of accounts receivable. This analysis resulted in a reduction in accounts receivable, a reduction in goodwill, and a reduction of net revenue, which are considered errors in accordance with ASC 250, Accounting Changes and Error Corrections (“ASC 250”), and are material to prior periods and required the consolidated financial statements to be restated.

(8)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

The impact of these errors was (i) a decrease of accounts receivable of $28.9 million and $37.7 million as of December 31, 2020 and September 30, 2020, respectively, (ii) a decrease of goodwill of $9.6 million as of each of December 31, 2020 and September 30, 2020, and (iii) a decrease of revenue of $3.9 million and $14.3 million for the three and nine months ended September 30, 2020, respectively.

Repairs and Maintenance

While performing its review of the interim financial statements for the quarter ended June 30, 2021, management identified costs associated with certain replacement components on equipment when repaired were capitalized and recorded in property and equipment in the Company’s consolidated balance sheets as of March 31, 2021 and prior periods. Management determined the costs of the replacement components should have been expensed as repairs and maintenance, rather than capitalized. This analysis resulted in a reduction to the carrying value of property and equipment (and the associated amounts of accumulated depreciation), as well as an increase in repairs and maintenance costs and decreases in depreciation expense and loss on disposal of property and equipment, which are included in operating expenses. These are considered errors in accordance with ASC 250, and are material to prior periods and required the consolidated financial statements to be restated.

The impact of these errors was (i) a decrease of property and equipment, net, of $16.6 million and $15.6 million as of December 31, 2020 and September 30, 2020, respectively, (ii) an increase in the cost of operations of $2.3 million and $6.4 million for the three and nine months ended September 30, 2020, respectively, (iii) a decrease in depreciation expense of $0.9 million and $2.4 million for the three and nine months ended September 30, 2020, respectively, and (iv) a decrease to the loss on disposal of property and equipment of $43 thousand and $0.2 million for the three and nine months ended September 30, 2020 respectively.

The tax impact of the above-noted changes, along with other previously uncorrected immaterial misstatements to certain balance sheet and income statement accounts, are included in the total adjustments described in the tables below. The cumulative impact of these items was a decrease in shareholders’ equity of $54.6 million at December 31, 2020.

(9)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

Line items in the restated condensed consolidated balance sheet

	As of December 31, 2020	Adjustment	As of December 31, 2020 - Restated
Accounts receivable	$91,127	$(28,868)	$62,259
Prepaid expenses	3,396	(400)	2,996
Other current assets	546	889	1,435
Total current assets	139,465	(28,379)	111,086
Property and equipment	79,930	(16,216)	63,714
Goodwill	360,604	(8,994)	351,610
Other assets	4,876	(44)	4,832
Total assets	718,685	(53,633)	665,052
Accounts payable and accrued liabilities	34,233	62	34,295
Other liabilities	2,173	866	3,039
Total liabilities	578,953	929	579,882
Accumulated deficit	(26,759)	(53,374)	(80,133)
Total shareholders’ equity	134,206	(53,374)	80,832
Noncontrolling interest	5,526	(1,188)	4,338
Total equity	139,732	(54,562)	85,170
Total liabilities and equity	718,685	(53,633)	665,052

Line items in the restated condensed consolidated statement of operations
	Three months ended September 30, 2020	Adjustment	Three months ended September 30, 2020 - Restated
Revenues	$67,124	$(3,911)	$63,213
Cost of operations, excluding depreciation and amortization	48,853	2,192	51,045
Depreciation and amortization	5,251	(892)	4,359
Operational financial instruments revaluation and other losses (gains)	3,673	(43)	3,630
Total operating expenses	58,347	1,255	59,602
Income from operations	8,778	(5,167)	3,611
Other financial instruments revaluation and other losses (gains)	(286)	-	(286)
Loss before income taxes	(1,683)	(5,166)	(6,849)
Income tax expense (benefit)	(986)	513	(473)
Net income (loss)	(697)	(5,679)	(6,376)
Net income (loss) attributable to common shareholders	(1,550)	(5,661)	(7,211)
Net income (loss) per share attributable to common shareholders - basic and diluted	(0.02)	(0.08)	(0.10)

(10)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

	Nine months ended September 30, 2020	Adjustment	Nine months ended September 30, 2020 - Restated
Revenues	$193,088	$(14,341)	$178,747
Cost of operations, excluding depreciation and amortization	146,543	6,045	152,588
Depreciation and amortization	15,410	(2,409)	13,001
Operational financial instruments revaluation and other losses (gains)	(4,291)	(191)	(4,482)
Total operating expenses	159,388	3,445	162,833
Income from operations	33,700	(17,786)	15,914
Other financial instruments revaluation and other losses (gains)	3,881	308	4,189
Income (loss) before income taxes	2,415	(18,092)	(15,677)
Income tax expense (benefit)	(966)	1,464	498
Net income (loss)	3,382	(19,557)	(16,175)
Net income (loss) attributable to common shareholders	1,427	(19,478)	(18,051)
Net income (loss) per share attributable to common shareholders - basic and diluted	0.02	(0.28)	(0.26)

Line items in the restated condensed consolidated statement of equity

	Accumulated Deficit	Total Shareholders’ Equity	Noncontrolling interest	Total Equity
As of September 30, 2020	$(4,934)	$155,673	$5,377	$161,050
Adjustment	(56,509)	(56,509)	(1,123)	(57,632)
As of September 30, 2020 - Restated	$(61,443)	$99,164	$4,254	$103,418

Line items in the restated condensed consolidated statement of cash flows

	Nine months ended September 30, 2020	Adjustment	Nine months ended September 30, 2020 - Restated
Net income (loss)	$3,382	$(19,557)	$(16,175)
Deferred income taxes	(1,394)	1,464	70
Financial instruments revaluation and related losses (gains)	(1,487)	309	(1,178)
Other non-cash items	1,077	(194)	883
Changes in accounts receivable	(16,128)	13,974	(2,154)
Net cash provided by operating activities	18,235	(6,412)	11,823
Purchases of property and equipment	(9,419)	6,412	(3,007)
Net cash used in investing activities	(13,081)	6,412	(6,669)

(11)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

5	Business Combinations

i)

On September 1, 2021, the Company acquired all of the issued and outstanding common stock of Thaihot Investment Company US Limited, which owns 100% of the common stock of Alliance, from Thaihot Investment Co., Ltd. (“Seller”) for a total purchase price of $785.9 million (the “Alliance Acquisition”). The acquisition included Alliance’s ownership interests in its joint ventures which had a fair value of $212.2 million on the acquisition date.

The acquisition was financed with (i) cash on hand, (ii) $340.0 million of proceeds from the issuance of unsecured notes, (iii) $10.4 million of proceeds from the issuance of 3,500,000 shares of the Company’s common stock at a price of $2.98 per share, (iv) $375.0 million of proceeds from a private offering of 7.5% senior secured notes, and (v) the issuance of 14,223,570 shares of the Company’s common stock to the Seller at a price of $2.17 per share, which represents the closing market price of the Company’s common stock immediately prior to the acquisition date.

The following table summarizes the purchase consideration for the Alliance Acquisition, and the preliminary fair value of the assets acquired and liabilities assumed as of the date of the acquisition.

Allocation of the purchase price:

Shares of common stock issued	14,223,570
Per share value of common stock issued	$2.17

Fair value of common stock issued	$30,865
Cash paid at closing	748,490
Working capital adjustment	6,548

Total purchase price	$785,903

(12)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

Assets acquired:
Acquired cash	$26,125
Acquired net working capital	16,248
Property and equipment	207,053
Intangibles - Customer contracts	213,973
Intangibles - Trade names	69,591
Intangibles - Certificates of need	68,964
Intangibles - Third party management agreements	10,200
Goodwill	490,749
Other assets	8,171
Operating lease right-of-use assets	82,577

1,193,651

Liabilties assumed:
Equipment debt	54,673
Obligations under finance leases	9,349
Obligations under operating leases	86,960
Deferred tax liability	37,641
Other liabilties	6,915

195,538

Net assets acquired	998,113
Noncontrolling interests	(212,210)

Purchase price	$785,903

The acquisition enabled the Company to expand its business into areas of North America in which it previously did not have operations. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill, which will not be deductible for income tax purposes. The goodwill recognized, of which $194.8 million is allocated to the Radiology segment and $295.9 million is allocated to the Oncology segment, was primarily attributable to expected synergies of the combined businesses.

The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. The unaudited pro forma financial data presented below gives effect to the acquisition as if it had occurred on January 1, 2020. The unaudited pro forma information includes adjustments to amortization and depreciation for acquired intangible assets and property and equipment, interest expense and related gains and losses on Alliance’s term loan and credit facilities, and transaction costs. For the nine months ended September 30, 2020, non-recurring pro forma adjustments directly attributable to the Alliance Acquisition in the pro forma information presented below included (i) depreciation and amortization expense of $44.4 million, (ii) interest expense and related gains and losses on Alliance’s term loan and credit facilities of $5.5 million, and (iii) transaction costs of $22.8 million. This pro forma data is presented for illustrative purposes only and does not purport to be indicative of the results of future operations or the results that would have occurred had the Company completed the acquisition on January 1, 2020:

(13)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Pro forma net revenues	$567,107	$545,659

Pro forma net loss before income taxes	$(79,356)	$(104,221)

The values of the intangible assets relating to customer contracts, trade names and certificates of need represent Level 3 measurements as they were based on unobservable inputs reflecting the Company’s assumptions used in determining the fair value of the assets. These inputs required significant judgments and estimates at the time of the valuation. The following table describes the valuation techniques used to calculate fair values for assets in Level 3. The significant unobservable inputs used in the fair value measurement of the Company’s identifiable intangible assets are growth and attrition rates, discount rate and royalty rate. Significant changes in these inputs would result in a significant change of fair value measurement.

	Fair value at September 1, 2021	Valuation Technique	Unobservable Input	Selected Assumption
Customer contracts	$213,973	Attrition rate	Attrition rate	2.8%-5.8%
			Growth rate	3.0%
			Discount rate	12.8%-16.4%

Trade names	$69,591	Relief from Royalty	Royalty rate	1.5%
		Method	Discount rate	12.4%-12.8%

Certificates of need	$68,964	Acquistion Costs	Discount rate	12.4%-12.8%

Acquisition and integration costs related to the Alliance Acquisition were $7.6 million and $8.9 million for the three months and nine months ended September 30, 2021, respectively, and are included in acquisition-related costs in the condensed consolidated statements of operations and comprehensive income (loss).

(14)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

ii)

On June 1, 2021, the Company acquired through a subsidiary, all of the issued and outstanding equity interests in a company that owns three outpatient diagnostic imaging centers in Massachusetts for cash consideration of $0.4 million (the “Massachusetts Acquisition”). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as of the date of acquisition as follows.

Assets acquired:
Cash	$5
Accounts receivable	59
Property and equipment	329
Operating lease right-of-use assets	1,413

1,806

Liabilities assumed:
Accounts payable and accrued liabilities	44
Obligations under operating leases	1,413

1,457

Net assets acquired	349
Goodwill	51

Purchase price	$400

This acquisition was an opportunity for the Company to enter the Massachusetts market. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, as well as potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of $0.2 million and loss before income taxes of $0.4 million to the Company’s consolidated results of operations.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2021, this business combination would have contributed $0.5 million in revenue and $0.9 million in loss before income taxes for the nine months ended September 30, 2021. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(15)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

iii)

On May 1, 2021, the Company acquired, through a subsidiary, six outpatient diagnostic imaging centers in Florida in six simultaneous transactions with related sellers, for aggregate cash consideration of $34.6 million and share consideration of $3.0 million through issuance of 974,999 common shares of the Company at a price of $3.09 per share based on the share price at the close of April 30, 2021 (the “Florida Acquisition”). The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as of the date of acquisition as follows. Other intangible assets consist of the trade name and covenants not to compete.

Assets acquired:
Accounts receivable	$3,594
Prepaid expenses	83
Property and equipment	483
Operating lease right-of-use assets	6,874
Other intangible assets	841

11,875

Liabilities assumed:
Accounts payable and accrued liabilities	333
Obligations under finance leases	136
Obligations under operating leases	6,874

7,343

Net assets acquired	4,532
Goodwill	33,035

Purchase price (cash and common shares)	$37,567

This acquisition was an opportunity for the Company to increase its economies of scale in Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, as well as potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of $5.0 million and income before income taxes of $1.2 million to the Company’s consolidated results of operations.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2021, this business combination would have contributed $9.0 million in revenue and $2.1 million in income before income taxes for the nine months ended September 30, 2021. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(16)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

iv)

On May 1, 2021, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging center in Sunrise, Florida, for cash consideration of $0.8 million (the “Sunrise Acquisition”). This asset acquisition was considered a business combination. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as of the date of acquisition as follows.

Assets acquired:
Property and equipment	$521
Operating lease right-of-use assets	2,308

2,829

Liabilities assumed:
Obligations under operating leases	2,308

Net assets acquired	521
Goodwill	279

Purchase price	$800

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, as well as potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed consolidated statements of operations and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of $0.8 million and loss before income taxes of $0.2 million to the Company’s consolidated results of operations.

The Company has estimated the contribution to the Company’s consolidated results from this acquisition had the business combination occurred at the beginning of the year. Had the business combination occurred at the beginning of fiscal 2021, this business combination would have contributed approximately $1.4 million in revenue and $0.4 million in loss before income taxes for the nine months ended September 30, 2021. These estimates should not be used as an indicator of past or future performance of the Company or the acquisition.

(17)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

6	Property and Equipment

		(Restated-
		Note 4)
	September 30,	December 31,
	2021	2020

Medical equipment	$220,359	$62,406
Leasehold improvements	37,601	19,360
Equipment under finance leases	37,513	23,169
Office and computer equipment	15,810	452
Transportation and service equipment	9,006	-
Furniture and fixtures	3,000	1,479
Construction in progress	1,369	-

	324,658	106,866
Accumulated depreciation	(59,688)	(43,152)

	$264,970	$63,714

Depreciation expense for the three and nine months ended September 30, 2021 was $9.4 million and $17.1 million, respectively (2020 – $3.7 million and $11.0 million).

As of September 30, 2021, the equipment under finance leases had a net book value of $26.4 million (2020 - $15.0 million).

7	Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	Radiology	Oncology	Total
Balance at December 31, 2019 (Restated – Note 4)	$355,667	$-	$355,667
Acquisitions	1,675	-	1,675
Adjustments (Note 4)	(5,732)	-	(5,732)

Balance at December 31, 2020 (Restated – Note 4)	351,610	-	351,610
Acquisitions	228,232	295,882	524,114

Balance at September 30, 2021	$579,842	$295,882	$875,724

(18)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

Other Intangible Assets

Other intangible assets consist of the following:

	Weighted Average	September 30, 2021			December 31, 2020
		Gross			Gross
	Useful Life	Carrying	Accumulated	Intangible	Carrying	Accumulated	Intangible
	(in years)	Amount	Amortization	Assets, Net	Amount	Amortization	Assets, Net
Finite-lived intangible assets:
Customer contracts	19.9	$213,973	$(892)	$213,081	$-	$-	$-
Trade names	18.0	77,949	(4,775)	73,174	7,823	(3,258)	4,565
Management agreements	16.9	10,200	(50)	10,150	-	-	-
Other	1.5	4,814	(3,144)	1,670	4,508	(2,325)	2,183

Total		$306,936	$(8,861)	298,075	$12,331	$(5,583)	6,748

Indefinite-lived intangible assets				68,964			-

Total other intangible assets				$367,039			$6,748

Indefinite-lived	intangible assets consist of Certificates of Need, which arose from the acquisition of Alliance (note 5).

8	Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

		(Restated-
		Note 4)
	September 30,	December 31,
	2021	2020

Accounts payable	$41,043	$16,213
Accrued compensation and related expenses	22,897	3,831
Accrued interest expense	21,072	4,588
Other	42,004	9,663

	$127,016	$34,295

(19)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

9	Long-Term Debt

Long-term debt consists of the following:

	September 30,	December 31,
	2021	2020

2028 Senior Notes	$375,000	$-
2025 Senior Notes	475,000	400,000
Subordinated Notes	357,000	-
Equipment Debt	53,169	1,129

	1,260,169	401,129
Debt discount and deferred issuance costs	(78,751)	(11,143)

	1,181,418	389,986
Less current portion	13,461	406

Long-term debt, net of current portion	$1,167,957	$389,580

The minimum annual principal payments with respect to long-term debt as of September 30, 2021 are as follows:

October 1 to December 31, 2021	$3,055
2022	13,914
2023	14,550
2024	11,631
2025	482,701
Thereafter	734,318

$1,260,169

2028 Senior Notes

On August 9, 2021, the Company closed its offering of $375 million of aggregate principal amount of 7.5% senior secured notes due August 1, 2028 (the “2028 Senior Notes”). The offering was completed by Akumin Escrow Inc., a wholly owned subsidiary of the Company, in escrow. The proceeds of the offering were used to fund the Alliance Acquisition (note 5) and were released from escrow contemporaneously with the completion of the acquisition. In addition, upon closing of the acquisition, the Company assumed all obligations of Akumin Escrow Inc., including all obligations due under the 2028 Senior Notes, and all assets of Akumin Escrow Inc. were liquidated to the Company.

The 2028 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by Akumin and each of its direct or indirect wholly owned subsidiaries and Alliance and its wholly owned subsidiaries, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2025 Senior Notes and 2020 Revolving Facility.

The 2028 Senior Notes indenture is substantially similar to the indenture for the 2025 Senior Notes, except that the principal payment is due at maturity on August 1, 2028. Interest is accrued and payable every six months on February 1 and August 1, respectively, at a rate of 7.5% per annum.

(20)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

On August 9, 2021, the 2028 Senior Notes were issued at their face value of $375 million net of debt issuance costs of $7.8 million. As of September 30, 2021, the 2028 Senior Notes had a face value of $375 million and an amortized cost balance of $367.4 million. The effective interest rate of the 2028 Senior Notes is 7.88%.

2025 Senior Notes

On November 2, 2020, the Company closed an offering of $400 million of aggregate principal amount of 7.0% senior secured notes due November 1, 2025 (the “2025 Senior Notes”). The net proceeds from this offering were used to repay in full the Amended May 2019 Term Loans, Revolving Facility and net derivative financial instrument liabilities, in accordance with respective contracts, and to pay related financing fees and expenses. The balance of approximately $19 million was retained as cash. The 2025 Senior Notes are fully and unconditionally guaranteed, jointly and severally, by the Company and each of its direct or indirect wholly owned subsidiaries, and secured against substantially all of the assets of the Company and the guarantors pari passu with the security granted in connection with the 2020 Revolving Facility. On November 2, 2020, the 2025 Senior Notes were issued at their face value of $400 million net of debt issuance costs of $11.5 million. As of December 31, 2020, the 2025 Senior Notes had a face value of $400 million and an amortized cost balance of $388.9 million.

On February 11, 2021, the Company completed a private offering of $75 million aggregate principal amount of additional 7.0% senior secured notes due November 2025 (the “New Notes” and together with the 2025 Senior Notes, the “2025 Senior Notes”). The New Notes were offered as additional notes under the same indenture as the previously issued 2025 Senior Notes and will be treated as a single series with the 2025 Senior Notes. The Company applied part of the net proceeds from the New Notes for acquisitions, with any unused proceeds to be used for working capital and other general corporate purposes. The New Notes were issued at 5.0% premium to their face value of $75 million net of debt issuance costs of $1.1 million. The premium on issuance of New Notes of $3.75 million is being amortized to interest expense over the remaining term of the 2025 Senior Notes. The Company also received accrued interest on the New Notes from November 2, 2020 to February 10, 2021 of $1.4 million. This accrued interest was repaid by the Company along with the rest of the accrued interest on April 29, 2021. As of September 30, 2021, the 2025 Senior Notes had a face value of $475 million and an amortized cost balance of $467.6 million. The effective interest rate of the 2025 Senior Notes is 7.64%.

The 2025 Senior Notes indenture allows the Company to redeem the 2025 Senior Notes prior to maturity together with any accrued and unpaid interest. The 2025 Senior Notes indenture provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2025 Senior Notes indenture):

●	Payments

The principal payment is due at maturity on November 1, 2025. Interest is accrued and payable every six months on May 1 and November 1, respectively.

●	Restrictive covenants

(21)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

The 2025 Senior Notes indenture restricts the Company’s ability to, among other things: incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of the subsidiaries to make payments to the Company; create certain liens; merge, consolidate or sell substantially all of the Company’s assets; and enter into certain transactions with affiliates. These covenants are subject to exceptions and qualifications and many of these covenants will not be applicable during any period when the 2025 Senior Notes have an investment grade rating.

●	Financial covenants

There are no maintenance financial covenants. There are incurrence-based covenants related to the restrictive covenants noted above. The Company is in compliance with the covenants and has no events of default under this indenture as of September 30, 2021.

●	Events of default

Events of default under the 2025 Senior Notes indenture include, among others, failure to pay principal or interest on the 2025 Senior Notes and certain final judgments when due (subject to appropriate periods and conditions); failure to comply, within appropriate period, with obligations under certain covenants or any provision in the 2025 Senior Notes indenture; certain events of bankruptcy or insolvency and if any Guarantee by a Significant Subsidiary is held in a judicial proceeding to be unenforceable or invalid. The occurrence of an event of default would permit the Trustee or holders of at least 25% of the 2025 Senior Notes to declare all of the 2025 Senior Notes together with unpaid accrued interest, to be immediately due and payable and to exercise other default remedies.

2020 Revolving Facility

Concurrently with the closing of the 2025 Senior Notes, the Company entered into a new revolving credit agreement (the “2020 Revolving Credit Agreement”) with a US financial institution, as administrative and collateral agent, and other financial institutions, as lenders, to provide a senior secured revolving credit facility in an aggregate principal amount of $55 million (the “2020 Revolving Facility”, and together with 2025 Senior Notes, the “2025 Loans”), with sub-limits for the issuance of letters of credit and for swingline loans. The 2020 Revolving Facility is secured pari passu with the obligations under the 2025 Senior Notes. The 2020 Revolving Facility will mature on the date that is five years after the issue date (the “2020 Revolving Facility Maturity Date”); provided that, if more than $50 million in aggregate principal amount of the 2025 Senior Notes is outstanding on the date that is 181 days prior to the 2020 Revolving Facility Maturity Date, then the 2020 Revolving Facility Maturity Date shall instead be the date that is 181 days prior to the 2020 Revolving Facility Maturity Date.

The availability of borrowings under the 2020 Revolving Facility is subject to customary terms and conditions. The 2020 Revolving Facility was undrawn at November 2, 2020. The issuance costs related to this credit facility were $2.0 million (including $0.9 million related to the prior Revolving Facility since the settlement of that Revolving Facility was considered debt modification for accounting purposes). These costs are included in other assets in the condensed consolidated balance sheets and are being amortized to interest expense over the term of the 2020 Revolving Facility on a straight-line basis. The annual commitment fee related to the 2020 Revolving Facility is capped at 0.5% of the aggregate principal amount of $55 million. As of September 30, 2021 and December 31, 2020, the 2020 Revolving Facility had a face value and amortized cost balance of zero.

(22)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

The 2020 Revolving Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the 2020 Revolving Credit Agreement):

●	Interest

The interest rates payable on the 2020 Revolving Facility are as follows: (i) each Eurodollar Rate Loan bears interest on the outstanding principal amount at Adjusted Eurodollar Rate (effectively, LIBOR) plus the Applicable Rate; (ii) each Base Rate Loan bears interest on the outstanding principal amount at the Base Rate (the highest of (a) the Prime Rate, (b) the Federal Reserve Bank of New York Rate plus 0.5% and (c) one-month Adjusted Eurodollar Rate plus 1.0%) plus the Applicable Rate; and (iii) each Swingline Loan bears interest on the outstanding principal amount at the Base Rate plus the Applicable Rate. Since no amount has been drawn under the 2020 Revolving Facility since its inception, the annualized effective interest rate under the 2020 Revolving Credit Agreement during the nine months ended September 30, 2021 is not applicable (2020 – nil).

●	Restrictive covenants

In addition to certain covenants, the 2020 Revolving Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions and asset sales, enter into transactions with affiliates and alter the business the Company and the subsidiaries currently conduct.

●	Financial covenant

The 2020 Revolving Credit Agreement contains a financial covenant related to a leverage ratio that is tested on the last day of any fiscal quarter (commencing with the fiscal quarter ended March 31, 2021) only if on the last day of any such fiscal quarter, the outstanding amount under the 2020 Revolving Facility (excluding certain letter of credit obligations) exceeds 30% of the total commitment under the 2020 Revolving Facility of $55 million.

Borrowings under the 2020 Revolving Facility were nil as of September 30, 2021 and therefore did not exceed 30% of the total commitment under the 2020 Revolving Facility. As a result, the Company is in compliance with the financial covenant. In connection with the delay in filing of the financial statements for the quarter ended September 30, 2021 along with the related management’s discussion and analysis and CEO and CFO certificates (collectively, the “Required Reports”) and the Company’s inability to deliver the related compliance certificate under the 2020 Revolving Credit Agreement, the Company entered into an

(23)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

amendment and waiver with the lenders of the 2020 Revolving Credit Agreement on December 2, 2021. Pursuant to this amendment and waiver, the lenders have waived any default related to the Company having not delivered the Required Reports to the lenders in accordance with the 2020 Revolving Credit Agreement until December 15, 2021. Further, until the Required Reports are delivered to the lenders, the amount available to draw under the 2020 Revolving Credit Facility was reduced from $55 million to $10 million.

●	Events of default

Events of default under the 2020 Revolving Credit Agreement include, among others, failure to pay principal or interest on the 2020 Revolving Facility when due, failure to pay any fee or other amount due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading in a material respect when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the 2020 Revolving Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Subordinated Notes

The purchase price for Alliance was funded on September 1, 2021 partly with debt and equity commitments from Stonepeak Magnet Holdings LP (“Stonepeak Magnet”) (the “Stonepeak Financing”).

On September 1, 2021, Stonepeak Magnet purchased $340 million principal amount of unsecured notes of Akumin Corp., a wholly-owned indirect subsidiary of the Company (the “Stonepeak Notes”), together with warrants to purchase 17,114,093 common shares of Akumin (the “Stonepeak Warrants”) with an exercise price of $2.98 per share and an expiry term of ten years from date of issuance, and 3,500,000 common shares of the Company (the “Stonepeak Shares”) at a price of $2.98 per share for total cash consideration of $10.4 million. No consideration was paid for the Stonepeak Warrants. The Company capitalized $64.0 million relating to Stonepeak Financing debt issuance costs and debt discount which are being amortized using the effective interest method.

The Stonepeak Notes, Stonepeak Warrants, Stonepeak Shares, and additional draws were made available on the terms of the Series A Notes and Common Share Purchase Agreement dated June 25, 2021 among the Company, Akumin Corp., and Stonepeak Magnet.

The Company has the right under the Stonepeak Notes to elect to pay interest in-kind (“PIK”) for the first two years from the issuance of the Stonepeak Notes at a rate of 13% per annum, as opposed to cash interest at 11% per annum. The current financial statements assume interest rate of 11% per annum. During an event of default or at a time when certain affirmative or negative covenants are not complied with, the interest rate on the Stonepeak Notes shall automatically be increased by 200 basis points per annum.

The Stonepeak Notes contain certain covenants similar to the covenants in the 2028 Senior Notes indenture; however, the Stonepeak Notes contain restrictions on the ability to, among other things, incur indebtedness in excess of the consolidated leverage ratio (as defined in the 2028 Senior Notes indenture) of 4.5:1.0. The Stonepeak Notes are excluded from this calculation. The Company is in compliance with the covenants and has no events of default as of September 30, 2021.

(24)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

For a three-year period following September 1, 2021, provided certain conditions are met, the Company will be permitted to draw up to an additional $349.6 million from Stonepeak Magnet. Any such future subscription by Stonepeak Magnet will involve a further issuance of Stonepeak Notes and Stonepeak Warrants, in each case on terms substantially similar to those issued upon closing of the Alliance Acquisition; provided, however, that the number of additional Stonepeak Warrants would equal 20% of the dollar amount drawn by the Company divided by 120% of the 10-day volume weighted average price of the Company’s common shares ending on the trading day immediately prior to the earlier of the announcement or issuance of such Stonepeak Warrants, and the exercise price for such additional Stonepeak Warrants would be equal to that same volume weighted average price, subject to regulatory approval. The proceeds relating to any such future subscription would be used to finance the Company’s organic growth as well as future acquisition opportunities that are agreed to between the Company and Stonepeak Magnet. A portion of the lender fees paid to Stonepeak Magnet have been allocated to the unfunded commitment and have been recorded as a prepaid transaction cost. Such cost, totaling $6.4 million, is included in other assets in the condensed consolidated balance sheet as of September 30, 2021 and is being amortized to interest expense over the three-year period on a straight-line basis.

At any time after seven years from the issuance date of the Stonepeak Notes, the Company may redeem such Stonepeak Notes, in whole or in part, by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus a prepayment premium of 5%. To the extent that the Company has not redeemed any Stonepeak Notes by the eleventh anniversary of the issuance date of such Stonepeak Notes, the Company will be required to redeem: (a) 50% of such Stonepeak Notes on the eleventh anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%; and (b) the remaining balance by the twelfth anniversary of such issuance date by paying in cash the principal amount and any accrued but unpaid interest, in each case, plus 5%.

In the event of a change of control before the seventh (7th) anniversary of the issuance date, the Company or Stonepeak Magnet may elect to redeem the Stonepeak Notes in part or in whole and the Company will be required to pay Stonepeak Magnet the principal amount to be redeemed, plus a prepayment premium that varies between 25% to 5% depending on the timing of the change of control (first to 7th anniversary of the issuance date) with respect to the prepaid amount (the “Change of Control Redemption Election”). The Company determined that the Change of Control Redemption Election held by Stonepeak Magnet meets the accounting definition of an embedded derivative that under ASC 815, Derivatives and Hedging, must be separated from the Stonepeak Notes and initially and subsequently be reported as a liability and measured at fair value. The fair value of the Change of Control Redemption Election liability was determined in accordance with ASC 820, Fair Value Measurements, using a probability weighted scenario analysis regarding a potential change of control during the seven years from September 1, 2021. The estimated value of the redemption premium was discounted by the expected weighted average time to exit at a discount rate of 12%. The fair value of the Change in Control Redemption Election of $5.8 million at September 30, 2021 was recorded as a derivative liability and included in other liabilities in the condensed consolidated balance sheets.

The fair value of the Stonepeak Warrants, was determined to be $1.9364 per warrant using the Black-Scholes option pricing model based on the following assumptions: common share price and exercise price of $2.98, historical common share price volatility of 56%; term of warrants of ten years from September 1, 2021;

(25)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

expected dividend yield of zero; and annual risk-free interest rate of 1.30%. The value of Stonepeak Warrants was $33.1 million. The Company determined the Stonepeak Warrants should be classified as shareholders’ equity in accordance with the accounting guidance for equity classification in ASC 815. The fair value of the Stonepeak Warrants on the issuance date, net of allocated transaction costs, is $33.1 million, which is included in common stock in the condensed consolidated balance sheet as of September 30, 2021.

The table below shows the allocation of the gross proceeds of $350.4 million from Stonepeak Notes and Stonepeak Shares to the three financial instruments at the issuance date. The discount generated due to the allocation of proceeds to Stonepeak Shares and Stonepeak Warrants of $35.0 million and the Change in Control Redemption Election of $5.8 million, together with the issuance costs allocated to the Stonepeak Notes of $6.2 million and the 5% repayment premium of $17.0 million, was treated as debt discount, which is being accreted to interest expense over the term of the Stonepeak Notes using the effective interest method, using an effective interest rate of 13.6%.

					Allocation of		Allocation of Cost to	Allocation of
		Relative	Allocation on Fair Value Basis of		Proceeds Net of		Stonepeak Prepaid	Proceeds Net of
	Fair	Fair	Gross	Transaction	Transaction	Embedded	Transaction	Transaction
	Value	Value %	Proceeds	Costs	Costs	Derivative	Costs	Costs
Stonepeak Notes	$292,860	87.0%	$305,047	$12,579	$292,468	$(5,804)	$6,377	$293,041
Stonepeak Shares	10,430	3.1%	10,864	448	10,416	-	-	10,416
Stonepeak Warrants	33,140	9.9%	34,519	1,423	33,096	-	-	33,096
Embedded Derivative	-	-	-	-	-	5,804	-	5,804

	$336,430	100.0%	$350,430	$14,450	$335,980	-	$6,377	$342,357

On September 1, 2021, the Stonepeak Notes were issued at their face value of $357.0 million (including the 5% repayment premium of $17 million) net of debt issuance costs of $64.0 million. As of September 30, 2021, the Stonepeak Notes had a face value of $357.0 million and an amortized cost balance of $293.2 million.

Equipment Debt

The Company’s equipment debt is composed of financing arrangements with various lenders, which are collateralized by the related equipment. Certain of the debt obligations are subject to covenants with which the Company must comply on a quarterly or annual basis. The Company was in compliance with all such covenants as of September 30, 2021.

(26)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

10	Lease Liabilities

Finance Leases

The information pertaining to obligations under finance leases is as follows:

	September 30,	December 31,
	2021	2020
Obligations under finance leases	$24,433	$15,574
Less current portion	6,966	3,265

Non-current obligations under finance leases	$17,467	$12,309

The components of finance lease cost recognized in the condensed consolidated statements of operations and comprehensive income (loss) are as follows:

	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Amortization expense for equipment under finance leases	$1,090	$818	$2,928	$2,307
Interest expense on finance lease liabilities	210	165	566	461

Finance lease cost	$1,300	$983	$3,494	$2,768

Undiscounted cash flows for finance leases recorded in the condensed consolidated balance sheet as of September 30, 2021 are as follows.

October 1 to December 31, 2021	$2,053
2022	7,650
2023	5,917
2024	5,367
2025	3,686
Thereafter	2,364

Total minimum lease payments	27,037
Less amount of lease payments representing interest	2,604

Present value of future minimum lease payments	24,433
Less current portion	6,966

Non-current obligations under finance leases	$17,467

(27)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

The lease term and discount rates are as follows:

	September 30, 2021	December 31, 2020
Weighted average remaining lease term - finance leases (years)	4.0	4.9
Weighted average discount rate - finance leases	5.1%	4.6%

Supplemental cash flow information related to finance leases is as follows:

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Operating cash flows from finance leases	$558	$461
Financing cash flows from finance leases	2,720	905
Right-of-use assets obtained in exchange for finance lease obligations	1,070	5,991

Operating Leases

The information pertaining to obligations under operating leases is as follows:

	September 30, 2021	December 31, 2020
Obligations under operating leases	$224,677	$132,299
Less current portion	24,554	9,345

Non-current obligations under operating leases	$200,123	$122,954

The components of operating lease cost recognized in the condensed consolidated statements of operations and comprehensive income (loss) are as follows:

	Three months ended September 30, 2021	Three months ended September 30, 2020	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Operating lease cost	$6,854	$5,161	$17,246	$15,508
Variable lease cost	1,209	573	3,238	3,561
Short-term lease cost	172	84	274	210

Total operating lease cost	$8,235	$5,818	$20,758	$19,279

(28)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

Undiscounted cash flows for operating leases recorded in the condensed consolidated balance sheet as of September 30, 2021 are as follows.

October 1 to December 31, 2021	$9,252
2022	36,271
2023	33,809
2024	31,046
2025	26,469
Thereafter	197,106

Total minimum lease payments	333,953
Less amount of lease payments representing interest	109,276

Present value of future minimum lease payments	224,677
Less current portion	24,554

Non-current obligations under operating leases	$200,123

The lease term and discount rates are as follows:

	September 30, 2021	December 31, 2020
Weighted average remaining lease term - operating leases (years)	11.4	12.7
Weighted average discount rate - operating leases	5.8%	7.4%

Supplemental cash flow information related to operating leases is as follows:

	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Operating cash flows from operating leases	$14,575	$12,508
Right-of-use assets obtained in exchange for operating lease obligations	2,023	16,099

(29)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

11	Earn-Out Liability

A portion of the purchase price payable in respect of the ADG Acquisitions in 2019, specifically for SFL Radiology Holdings, LLC (Georgia business), was subject to an earn-out (the “ADG Acquisition – Earn-out liability”) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital.

Management estimated the fair value of the ADG Acquisition Earn-out liability as of the acquisition date at $14.7 million based on a discount rate of 7% and management’s estimated probability weighted range of the ADG Acquisition – Earn-out liability. Subsequently, the ADG Acquisition Earn-out liability estimate was revalued at $14.8 million as of December 31, 2019. During 2020 this liability was revalued at $9.4 million based on a settlement reached pursuant to the terms of the purchase agreement with the representatives of the sellers of the Company’s Georgia business and the change in fair value was recognized in operational financial instruments revaluation and other losses (gains) in the related condensed consolidated statements of operations and comprehensive income (loss). Fifty percent of this liability was paid in November 2020 and the remaining $4.7 million balance was paid in May 2021 pursuant to the process outlined in the related purchase agreement. During the nine months ended September 30, 2020, the Company recognized a gain of $5.5 million due to changes in fair value of the ADG Acquisition – Earn-out liability.

12	Equity and Related Transactions

A rollforward of the activity for the number of each of the Company’s equity instruments follows:

	Common Stock	RSUs(i)	Stock Options	Warrants

December 31, 2019	69,840,928	337,500	5,778,120	525,000
RSUs settled	337,500	(337,500)	-	-
Warrants expired	-	-	-	(525,000)
Stock options cancelled	-	-	(18,000)	-

December 31, 2020	70,178,428	-	5,760,120	-
Issuance of common shares:
Acquisition consideration	15,198,569	-	-	-
Other issuance	3,500,000	-	-	-
Warrants issued	-	-	-	17,114,093
RSUs issued	-	779,032	-	-
Stock options exercised	150,000	-	(150,000)	-
Stock options issued	-	-	70,000	-

September 30, 2021	89,026,997	779,032	5,680,120	17,114,093

(30)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

(i)

RSUs are issued in accordance with the Company’s RSU Plan, which entitles a holder of one RSU to receive one share of the Company’s common stock. RSUs are valued based on the market value of the common stock of the Company on the grant date (or the nearest working day prior to the grant date). Such value is recorded as stock-based compensation over the vesting period for the RSUs awarded.

During the nine months ended September 30, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

a)	During the three months ended March 31, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

As of December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020, in accordance with the terms of the RSU Plan. As of March 31, 2020, the Company had 52,500 RSUs outstanding.

b)	During the three months ended June 30, 2020, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

As of March 31, 2020, the Company had 52,500 RSUs outstanding. All of these RSUs vested between January 1, 2020, and March 12, 2020 and they were settled for common shares in accordance with the terms of the RSU Plan as follows. 10,000 of these RSUs were settled for common shares in April 2020 and the remaining RSUs were settled for common shares in June 2020. As of September 30, 2020 and through the balance of fiscal 2020, the Company had no RSUs outstanding.

ii)

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised and expired on May 2, 2020.

c)	During the three months ended September 30, 2020, there were no equity issuances or exercise or expiry of equity related instruments at the Company.

During the nine months ended September 30, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

a)	During the three months ended March 31, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

On March 9, 2021, the Board granted 645,000 RSUs and 70,000 options to certain employees and consultants of the Company pursuant to the Company’s RSU plan and stock option plan, respectively, in connection with the Company’s equity bonus awards. In addition, 84,032 RSUs were granted to non-executive directors of the Company as part of their 2021 compensation and 50,000 RSUs were awarded as part of a signing bonus to an executive who started with the Company on March 29, 2021. Subject to and in accordance with the terms of the RSU plan, 50% of the RSUs granted will vest and settle for common shares one year after the date of grant and the remaining 50% will vest and settle

(31)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

for common shares two years after the date of grant. Subject to and in accordance with the stock option plan, the options were granted with an exercise price of $3.58 per share, representing the 5-day volume weighted average price of the shares prior to the date of grant and an expiry date of 7 years after the date of grant. The options granted will vest as follows: 34% of the grant vest one year after the date of grant, 33% two years after the date of grant and the remaining 33% three years after the date of grant.

b)	During the three months ended June 30, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)

On May 1, 2021, the Company announced the closing of the Florida Acquisition (note 5), which was acquired partly through share consideration of $3.0 million through issuance of 974,999 common shares of the Company at a price of $3.09 per share based on the share price at the close of April 30, 2021.

ii)	On June 29, 2021, 150,000 stock options were exercised into common shares by an insider of the Company at an exercise price of $0.50 per share. These stock options were granted in March 2016.

c)	During the three months ended September 30, 2021, the following equity issuances or exercise or expiry of equity related instruments occurred at the Company.

i)	On September 1, 2021, the Company acquired all of the issued and outstanding equity interests of Alliance (note 5). Part of the purchase consideration included:

i.	14,223,570 common shares of the Company issued to the seller of Alliance. The value of these shares was $30.9 million at a price of $2.17 per share at the close of August 31, 2021;

ii.	3,500,000 common shares of the Company issued to Stonepeak Magnet (note 9) at a price of $2.98 per share for cash consideration of $10.4 million; and

iii.	Warrants to purchase 17,114,093 common shares of Akumin issued to Stonepeak Magnet (note 9) with an exercise price of $2.98 per share and an expiry term of 10 years from September 1, 2021.

The stock-based compensation related to RSUs recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2021 was $0.5 million and $1.2 million, respectively (2020 – immaterial).

The stock-based compensation related to stock options recognized in the condensed consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2021 was $0.3 million and $0.8 million, respectively (2020 – $0.6 million and $1.7 million).

(32)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

13	Commitments and Contingencies

The Company has certain binding purchase commitments primarily for the purchase of equipment from various suppliers. As of September 30, 2021, the obligations for these future purchase commitments totaled $53.1 million, of which $44.8 million is expected to be paid over the next twelve months and $8.3 million is expected to be paid thereafter.

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. Management believes that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on the Company’s business and condensed consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, the Company’s results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

On November 22, 2021, an alleged shareholder of the Company filed a putative class action claim with the Ontario Superior Court of Justice against the Company and certain of its directors and officers alleging violations of Securities Act (Ontario), negligent misrepresentation and other related claims. The claims generally allege that certain of the Company’s prior public financial statements misrepresented the Company’s revenue, accounts receivable and the value of its assets based upon the Company’s August 12, 2021, October 12, 2021 and November 8, 2021 disclosures relating to a review of certain procedures related to its financial statements and to the restatement of financial statements affecting accounts receivable and net book value of property and equipment. The claim does not quantify a damage request. Defendants have not yet responded to the claim.

Commencing during the first quarter of 2020 and continuing through the present and beyond, a pandemic relating to the novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding or having responded in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non-essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place.” At this stage, while there are signs of improvement, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most affected or to what extent containment measures will be applied.

Imaging and radiation therapy centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, referring physicians or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging and radiation therapy services at a given time which could have a significant impact on volume at our imaging and radiation therapy centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be

(33)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform its services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of the Company’s services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental implicit price concessions beyond what is currently expected and potential future reduction in revenue and income and asset impairments.

14	Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments, have been identified as the Co-Chief Executive Officers. Prior to the acquisition of Alliance (note 5), the Company had one reportable segment, which was outpatient diagnostic imaging services. As a result of the acquisition, the Company operates in two reportable segments: Radiology and Oncology. All intercompany revenues, expenses, payables and receivables are eliminated in consolidation and are not reviewed when evaluating segment performance. Each segment’s performance is evaluated based on revenue and earnings before interest, income taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA.

The following table summarizes the Company’s revenues by segment:

	Three months ended September 30, 2021	(Restated- Note 4) Three months ended September 30, 2020	Nine months ended September 30, 2021	(Restated- Note 4) Nine months ended September 30, 2020

Radiology	$95,021	$63,213	$228,480	$178,747
Oncology	13,156	-	13,156	-

Total	$108,177	$63,213	$241,636	$178,747

Adjusted EBITDA is defined as net income (loss) before interest expense, income tax expense (benefit), depreciation and amortization, stock-based compensation, acquisition-related costs, settlement and related costs (recoveries), financial instruments revaluation and related losses (gains), severance and related costs, restructuring charges, asset impairments, other losses (gains), deferred rent expense, and one-time adjustments. Adjusted EBITDA should not be considered a measure of financial performance under GAAP, and the items excluded from Adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows generated by operating, investing or financing activities or other financial statement data presented in the condensed consolidated financial statements as an indicator of financial performance or

(34)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

liquidity. Adjusted EBITDA is not a measurement determined in accordance with GAAP and is therefore susceptible to varying methods of calculation and may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA is the most frequently used measure of each segment’s performance and is commonly used in setting performance goals.

The Company is unable to present comparable Adjusted EBITDA by segment for the three and nine months ended September 30, 2020, as it is impracticable to do so. The following table summarizes the Company’s Adjusted EBITDA for the three and nine months ended September 30, 2021:

	Three months ended September 30, 2021	Nine months ended September 30, 2021

Adjusted EBITDA:
Radiology	16,572	42,495
Oncology	4,899	4,899
Corporate	(3,503)	(8,013)

Total	17,968	39,381

A reconciliation of the net income (loss) to total Adjusted EBITDA is shown below:

	Three months ended September 30, 2021	(Restated- Note 4) Three months ended September 30, 2020	Nine months ended September 30, 2021	(Restated- Note 4) Nine months ended September 30, 2020

Net income (loss)	$1,180	$(6,376)	$(8,182)	$(16,175)
Interest expense	16,932	8,961	34,221	24,437
Income tax expense (benefit)	(22,070)	(473)	(21,999)	498
Depreciation and amortization	11,286	4,359	20,359	13,001

EBITDA	7,328	6,471	24,399	21,761
Adjustments:
Stock-based compensation	785	568	1,997	1,726
Acquisition-related costs	8,784	174	14,412	474
Settlement and related costs (recoveries)	(52)	1,611	(394)	2,491
Financial instruments revaluation and related losses (gains)	(50)	2,895	(3,410)	(1,178)
Severance, restructuring and other charges	532	-	532	-
Other losses (gains)	20	63	320	283
Deferred rent expense	621	409	1,525	3,002

Adjusted EBITDA	$17,968	$12,191	$39,381	$28,559

(35)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

15	Financial Instruments

Assets and liabilities subject to fair value measurements are required to be disclosed within a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of inputs used to determine fair value. Accordingly, assets and liabilities carried at fair value are classified within the fair value hierarchy in one of the following categories based on the lowest level input that is significant to a fair value measurement:

•	Level 1 – Fair value is determined by using quoted prices that are available in active markets for identical assets and liabilities.

•

Level 2 – Fair value is determined by using inputs other than Level 1 quoted prices that are directly or indirectly observable. Inputs can include quoted prices for similar assets and liabilities in active markets or quoted prices for identical assets and liabilities in inactive markets. Related inputs can also include those used in valuation or other pricing models such as interest rates and yield curves that can be corroborated by observable market data.

•	Level 3 – Fair value is determined by using inputs that are unobservable and not corroborated by market data. Use of these inputs involves significant and subjective judgment.

Assets and liabilities that are measured at fair value on a recurring basis

The following table summarizes the valuation of the Company’s financial instruments that are reported at fair value on a recurring basis:

	Fair value as of September 30, 2021
	Level1	Level 2	Level 3	Total
Current and long-term liabilities:
Derivative in subordinated notes	$-	$5,754		$5,754
Interest rate contracts	$-	$86	$-	$86

The derivative in subordinated notes relates to the Change of Control Redemption Election included in the Subordinated Notes (note 9).

The Company’s interest rate contracts arose from the Alliance Acquisition (note 5) and are primarily pay-fixed, receive-variable interest rate swaps based on the LIBOR swap rate (“interest rate contracts”) related to certain of the Company’s equipment debt. The amount that the Company expects to reclassify from accumulated other comprehensive loss to interest expense over the next twelve months is immaterial.

(36)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

Assets and liabilities for which fair value is only disclosed

The estimated fair values of other current and non-current liabilities are as follows:

	September 30, 2021	December 31, 2020
2028 Senior Notes	$365,625	$-
2025 Senior Notes	464,313	424,016
Subordinated Notes	282,668	-
Equipment Debt	50,864	1,122

Total	$1,163,470	$425,138

As of September 30, 2021, the estimated fair values of the 2028 Senior Notes and 2025 Senior Notes were determined using Level 2 inputs and the estimated fair values of the Subordinated Notes and Equipment Debt were determined using Level 3 inputs.

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and the current portion of lease liabilities approximates their fair value given their short-term nature. The carrying value of the non-current portion of lease liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed consolidated balance sheets and the normalized expected market rates of interest is insignificant.

Financial instruments are classified into one of the following categories: amortized cost, fair value through earnings and fair value through other comprehensive income. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	September 30, 2021	(Restated- Note 4) December 31, 2020
Financial assets measured at amortized cost:
Cash	$55,876	$44,396
Accounts receivable	135,208	62,259

	$191,084	$106,655

Financial liabilities measured at amortized cost:
Accounts payable accrued liabilities	$127,016	$34,295
Current portion of long-term debt	13,461	406
Current portion of leases	31,520	12,610
Non-current portion of long-term debt	1,167,957	389,580
Non-current portion of leases	217,590	135,263

	$1,557,544	$572,154

(37)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

	September 30, 2021	(Restated- Note 4) December 31, 2020
Financial liabilities measured at fair value through earnings:
Derivative in subordinated notes	$5,754	$-

Financial liabilities measured at fair value through other comprehensive income:
Interest rate contracts	$86	$-

Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis

The Company measures certain non-financial assets at fair value on a nonrecurring basis, primarily intangible assets, goodwill and long-lived assets in connection with acquisitions and periodic evaluations for potential impairment. The Company estimates the fair value of these assets using primarily unobservable inputs and, as such, these are considered Level 3 fair value measurements. See note 5 for disclosure of Level 3 measurements in connection with the Alliance Acquisition.

Credit Risk

The Company has a diverse mix of customers in the healthcare industry and third-party payers, including private, managed care, capitated and government payers. Credit risk arises from the potential a counterparty will fail to perform its obligations. The Company is exposed to credit risk from customers. The Company grants credit to its customers in the normal course of business. The condensed consolidated financial statements take into account an allowance for bad debts. The Company is exposed to credit risk from its customers but the concentration of the risk is minimized because of the large customer base and its dispersion across different customers and third-party payers.

Collectability of the receivables is actively monitored on an ongoing basis and an allowance or a write-off of allowance for bad debts is established by management. At each reporting period, the Company determines whether an allowance or write-off is required by estimating the expected credit losses based on a combination of probability-weighted historic and actual bad debts experience with consideration of forward-looking information including changes to economic conditions that would impact its customers (such as unemployment rate and general economic environment for non-individual payers). During the period affected by the COVID-19 pandemic, management’s consideration of those changes to economic conditions included the impact of the COVID-19 pandemic.

Currency Risk

Currency risk is the risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of those rates. In the normal course of business, the Company may enter into foreign exchange contracts with financial institutions to hedge the value of foreign currency denominated assets. Gains

(38)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

and losses arising from these contracts offset the losses and gains from the underlying hedged transactions. As of September 30, 2021 and December 31, 2020, the Company did not enter into any foreign exchange contracts that would expose the Company to currency risk.

Interest Rate Risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Changes in lending rates can cause fluctuations in interest payments and cash flows. Certain of the Company’s equipment debt arrangements have interest rate swap agreements to hedge the future variable cash interest payments in order to avoid volatility in operating results due to fluctuations in interest rates. As of September 30, 2021, the Company had $1.4 million of variable interest rate equipment debt that is not hedged. In addition, the Company is exposed to variable interest rates related to the 2020 Revolving Facility (note 9), which was not drawn upon during the nine months ended September 30, 2021 or during 2020. The Company’s exposure to interest rate risk from a 1% increase or decrease in the variable interest rates was immaterial.

16	Basic and Diluted Loss per Share

The loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted average common shares outstanding during the period.

(in thousands of US dollars, except per share amounts)

	Three months ended September 30, 2021	(Restated- Note 4) Three months ended September 30, 2020	Nine months ended September 30, 2021	(Restated- Note 4) Nine months ended September 30, 2020
Net loss attributable to common shareholders	$(1,337)	$(7,211)	$(11,570)	$(18,051)

Weighted average common shares outstanding:
Basic and diluted	77,082,852	70,178,428	72,727,721	70,075,828

Net loss per share attributable to common shareholders:
Basic and diluted	$(0.02)	$(0.10)	$(0.16)	$(0.26)

Employee stock options, warrants and restricted share units excluded from the computation of diluted per share amounts as their effect would be antidilutive	1,967,411	1,612,695	2,023,697	1,641,031

(39)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

17	Supplemental Revenue Information

Revenues consist primarily of net patient fees received from various payers and patients based on established contractual billing rates, less allowances for contractual adjustments and implicit price concessions. Revenues are also derived directly from hospitals and healthcare providers and are primarily for radiology and oncology services.

Other revenue consists of miscellaneous fees under contractual arrangements, including service fee revenue under capitation arrangements with third party payers, management fees, government grants and fees for other services provided to third parties.

The following table summarizes the components of the Company’s revenues by payer category:

	Three months ended September 30, 2021	(Restated- Note 4) Three months ended September 30, 2020	Nine months ended September 30, 2021	(Restated- Note 4) Nine months ended September 30, 2020
Patient fee payers:
Commercial	$51,798	$42,715	$138,672	$120,886
Medicare	13,158	7,491	30,149	20,419
Medicaid	980	2,161	4,837	5,697
Attorney	5,046	5,155	18,298	15,186
Workers comp	3,166	2,604	8,642	7,307
Other patient revenue	2,933	2,549	8,193	6,546

	77,081	62,675	208,791	176,041
Hospital and healthcare providers	30,081	-	30,081	-
Other revenues	1,015	538	2,764	2,706

	$108,177	$63,213	$241,636	$178,747

(40)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

18	Cost of Operations, excluding Depreciation and Amortization

The following table summarizes the components of the Company’s cost of operations, excluding depreciation and amortization:

	Three months ended September 30, 2021	(Restated- Note 4) Three months ended September 30, 2020	Nine months ended September 30, 2021	(Restated- Note 4) Nine months ended September 30, 2020
Employee compensation	$41,779	$21,373	$88,688	$62,072
Reading fees	10,797	9,507	31,642	27,854
Rent and utilities	9,507	7,066	24,853	22,884
Third party services and professional fees	15,928	7,693	32,068	22,914
Administrative	6,382	2,631	14,044	8,880
Medical supplies and other	7,103	2,775	13,111	7,984

	$91,496	$51,045	$204,406	$152,588

19	CARES Act

i)

During April 2020, the Company received a grant of $1.1 million under the first appropriation made by the U.S. Health and Human Services (“HHS”) to Medicare providers pursuant to the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Subsequently, in December 2020, the Company received an additional grant from the HHS of $4.1 million and in April 2021, the Company received an additional grant from the HHS of $0.8 million. Additional grants may be available to the Company through subsequent appropriations under this program. The Company applied for these grants after determining that it was eligible to do so. Also, the Company has incurred expenses and experienced a loss of revenue that are eligible to be reimbursed under these grants. The grants received are recorded in the condensed consolidated statements of operations and comprehensive income (loss) in other revenues.

ii)

During April 2020, the Company received $3.1 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (“CMS”). These payments are required to be applied to claims beginning one year after their receipt through the adjudication of Medicare claims over a future period. These payments to the Company are recorded in the condensed consolidated balance sheets in accounts payable and accrued liabilities until applied to claims. In connection with the Alliance Acquisition (note 5), the Company assumed an obligation totaling $3.3 million related to the Medicare advance payments. As of September 30, 2021, the Company has a total remaining balance of $4.6 million of Medicare advance payments to be applied to future Medicare claims.

(41)

Akumin Inc.

Notes to Condensed Consolidated Financial Statements

September 30, 2021

(Unaudited; in thousands of US dollars)

iii)

The CARES Act allows employers to defer the payment of the employer’s share of Social Security taxes. As of September 30, 2021, such unpaid taxes totaled $8.5 million, of which $4.2 million is recorded in the condensed consolidated balance sheet in accounts payable and accrued liabilities and the remaining balance is recorded in other liabilities.

20	Investment in Unconsolidated Investees

Effective March 1, 2021, the Company completed a common equity investment in an artificial intelligence business (“AI business”) as part of a private placement offering for $4.6 million. The AI business develops artificial intelligence aided software programs for use in medical businesses, including outpatient imaging services of the sort provided by the Company. As a result of the investment, a previous investment in a convertible note instrument issued by the AI business to the Company in May 2020 converted to common equity. The Company’s total common equity investment is estimated to be valued at $8.0 million and represents a 34.5% interest in the AI business on a non-diluted basis. In addition, the Company holds share purchase warrants which, subject to the occurrence of certain events and certain assumptions, and the payment of $0.4 million, would entitle the Company to acquire an additional 2.4% ownership interest in the AI business common equity. During the nine months ended September 30, 2021, the Company recognized a gain of $3.4 million on the conversion of the convertible note instrument to common equity and the share purchase warrants. This gain is included in the condensed consolidated statements of operations and comprehensive loss in other financial instruments revaluation and other losses (gains).

The Company has a 15% direct ownership in an unconsolidated investee and provides management services under a management agreement with the investee. The Company provides services as part of its ongoing operations for and on behalf of the unconsolidated investee, which reimburses the Company for the actual amount of the expenses incurred. The Company records the expenses in cost of operations and the reimbursement as revenue in the condensed consolidated statements of operations and comprehensive income (loss).

The financial position and results of operations of these unconsolidated investees are not material to the Company’s condensed consolidated financial statements.

21	Income Taxes

The effective tax rate for the nine months ended September 30, 2021 differs from the Canadian statutory rate of 26.5% primarily due to the reversal of the U.S. deferred tax asset valuation allowance as a result of the deferred tax liabilities assumed in the Alliance Acquisition.

(42)